Exhibit 99.1

Eastern International Ltd. Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

HANGZHOU, China, September 11, 2026 /Globe Newswire/ — Eastern International Ltd. (“Eastern International” or the “Company”) (NASDAQ: ELOG), a provider of domestic and cross-border professional logistic services and construction services including project logistic, general logistic and new energy infrastructure construction, today announced that, on September 10, 2026, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days, the Company no longer meets the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Marketplace Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”).

The notification has no immediate effect on the listing of the Company’s ordinary shares. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, until March 9, 2027 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time before the expiration of the Compliance Period the bid price of the Company’s ordinary shares closes at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed. If the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company intends to continue actively monitoring the bid price for its ordinary shares between now and the expiration of the Compliance Period and will consider all available options to resolve the deficiency and regain compliance with the Minimum Bid Price Requirement.

About Eastern International Ltd.

Eastern International Ltd. (NASDAQ: ELOG) is a holding company incorporated in the Cayman Islands. The Company, through Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”) and Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd., both wholly owned subsidiaries of the Company, provide domestic and cross-border professional logistic and construction services including project logistic, general logistic and new energy infrastructure construction. Suzhou TC-Link was established on January 9, 2006, in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized IS09001 certificate of high-quality service (2015 standard). Eastern International has 7 wholly owned subsidiaries and 5 warehouses/logistic centers and 3 branch offices in China which operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia. For more information, please visit https://www.elogint.com

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Eastern International specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Eastern International Ltd.

Mr. Lin Tan

Tel: +86 0571-82356096

Email: ir@elogint.com